UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70584

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/23___ AND ENDING ___09/30/24___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BESTEX RESEARCH SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2 LANDMARK SQUARE, SUITE 214__
(No. and Street)

__STAMFORD__   __CT__   __06901__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__ILINA STAMOVA__   __212-668-8700__   __ISTAMOVA@ACISECURE.COM__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Michael Coglianese, CPA P.C.__
(Name – if individual, state last, first, and middle name)

__125 E. Lake Street__   __Bloomingdale__   __IL__   __60108__
(Address)   (City)   (State)   (Zip Code)

__10/20/2009__   __3874__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hitesh Mittal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BESTEX RESEARCH SECURITIES, LLC _____, as of 9/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH M. ATTANASIO
Notary Public, State of New Jersey
Comm. # 5014417
My Commission Expires 11/23/2025

Notary Public

Signature: _____

Title: CEO _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BestEX Research Securities, LLC

**Report on Audit of Financial Statement
and Supplementary Information**

As of and For the Year Ended September 30, 2024

Contents
As of and for the year ended September 30, 2024





MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of BestEx Research Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BestEx Research Securities LLC as of September 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BestEx Research Securities LLC as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BestEx Research Securities LLC's management. Our responsibility is to express an opinion on BestEx Research Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BestEx Research Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as BestEx Research Securities LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 11, 2024

Statement of Financial Condition
September 30, 2024

ASSETS

Cash and cash equivalents	$	11,213,529
Commission receivable		1,282,963
Rebate receivable		1,689,729
Due from clearing broker		498,971
Prepaid expenses and other assets		101,652
TOTAL ASSETS	$	14,786,844

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	1,529,844
Soft dollar payable		219,769
TOTAL LIABILITIES		1,749,613
MEMBER'S EQUITY		13,037,231
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,786,844

Notes to Financial Statement
For the Year Ended September 30, 2024

1. Organization and Nature of Business

BestEX Research Securities, LLC. (the "Company") was organized as a limited liability company under the laws of the State of Delaware. The Company executes equity transactions for its clients solely on an agency basis. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

The Company also claims exemption because the Company's other business activities contemplated by Footnote 74 include certain commission revenue which was received directly outside of the clearing broker accounts and the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of other customers; (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company was formed as a limited liability company on April 23, 2020, and granted Financial Industry Regulatory (FINRA) membership August 21, 2021.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statement are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits. As of September 30, 2024 cash and cash equivalents exceeded federally insured limits by $10,963,529. Additionally the Money Market which is included in cash and cash equivalents exceeded Securities Investment Protection Corporation (SIPC) limits by $10,645,784.

Notes to Financial Statement
September 30, 2024

c) Revenue Recognition

Commissions: The Company as an executing broker, buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreement upon and the risks and rewards of ownership have been transferred to/from the customer. The Company had commission receivable of $1,282,963 at September 30, 2024. Management monitors receivables historically and post receipts and concluded no allowance for uncollected receivables is required.

Rebates: The Company earns rebates from securities exchanges and other executing brokers for routing trade flow through these channels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company controls and receives invoices for these services from exchanges and other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company nets these amounts against the associated expenses the firm has incurred the end of each month in accordance with ASC 606 provisions. The Company had rebate receivable of $1,689,729 at September 30, 2024. Management monitors receivables historically and post receipts and concluded no allowance for uncollected receivables is required.

For the year ended September 30, 2024, four customers accounted for 76% of the Company's revenue.

d) Credit Losses

The Company continuously evaluates commission receivables and has concluded that there is no need to establish an allowance for credit losses.

e) Income Taxes

The Company is treated as a disregarded entity and has no federal and state tax liabilities. All profits are reported on tax return of the Member, a partnership for tax purposes, which passes through this income to its individual members. The Company operates in NYC and generates income that would be subject to NYC Unincorporated Business Tax (UBT). The NYC UBT is paid by the Member.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of September 30, 2024 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of September 30, 2024, the Company has no accrued interest or penalties associated with uncertain tax positions.

f) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statement
For the Year Ended September 30, 2024

g) Fair Value Measurements

The Financial Accounting Standards Board has established a framework for measuring fair value in ASC 820, *Fair Value Measurements* . That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2024.

Money market fund : Valued at amortized cost, which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity.   Money market fund is presented as part of cash and cash equivalents in the balance sheet.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or
The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2024:

| | Fair Value Measurements at Reporting Date Using: | |
	Assets Measured at Fair Value at 9/30/2024	Quoted Prices in Active Markets (Level 1)
Money Market Funds	$ 10,895,784	$ 10,895,784
Investments at Fair Value	$ 10,895,784	$ 10,895,784

3. Indemnifications
In the normal course of its business, the Company indemnifies and grantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Notes to Financial Statement
For the Year Ended September 30, 2024

3. Indemnifications (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

4. Due From Clearing Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Broker pursuant to clearance agreements. At September 30, 2024, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of expenses and other clearing charges. Management monitors receivables historically and post receipts and concluded no allowance for uncollected receivables is required.
Due from the Clearing Broker as of September 30, 2024 consist of the following:
   Clearing deposits $413,068
   Cash held in accounts at Clearing Brokers $85,903

5. Commission Sharing Agreement

The Company has a Commission Sharing Agreement (CSA) with a Money Manager. Whereas the Money Manager desires to obtain certain research or brokerage products and services of the Company, and the Company desires to pay for such services in connection with securities transactions. Money Manager will effect securities transactions with the Company on behalf of its managed accounts. In connection to this, the Company will retain an agreed commission amount and transfers the remaining to the Money Manager account on a trade-by-trade basis. At September 30, 2024, the balance due to the Money Manager is listed on the Statement of Financial Condition as Soft dollar payable amounting to $219,769. Revenues associated with Soft dollars was $2,493,138 for the year ended September 30, 2024.

6. Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) with a related party. The related party uses fair and reasonable methods to determine and allocate any expenses it assumes or pays for the Company. For the period covered by these Financial statement shared expenses were $6,577,185. As part of Accounts payable, the Company has no outstanding payable to BestEx Research Group as of September 30, 2024.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2024 the Company had net capital of $10,271,495, which was $10,154,854 in excess of its required net capital of $116,641. The Company's aggregate indebtedness to net capital percentage was 17.03%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2024 and December 11, 2024, which is the date the financial statement were available to be issued, for possible disclosure and recognition in the financial statement.